UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2016 and 2015 and Supplemental Schedule for the year ended December 31, 2016

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Benefits Committee
State Auto Insurance Companies Retirement Savings Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 20, 2017

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments, at fair value:
Registered investment companies	$203,044,410	$201,802,721
Money market	8,965,808	8,277,104
Common/collective trusts	64,702,345	75,147,949
Affiliated stock	2,076,151	1,886,110
Self-directed brokerage accounts	4,644,324	3,177,406
Total investments	283,433,038	290,291,290
Receivables:
Notes receivable from participants	4,257,628	4,515,970
Net assets available for benefits	$287,690,666	$294,807,260

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2016	2015
Investment income:
Interest and dividends	$4,689,449	$8,822,175
Net appreciation (depreciation) in fair value of investments	14,168,724	(6,332,056)
Total investment income	18,858,173	2,490,119
Interest income on notes receivable from participants	142,272	157,385
Contributions:
Employee contributions	12,969,783	14,233,670
Participant rollovers	1,513,282	2,725,858
Employer contributions	9,644,359	10,062,160
Total contributions	24,127,424	27,021,688
Deductions:
Benefit payments	50,084,206	32,286,668
Participant fees	160,257	166,551
Total deductions	50,244,463	32,453,219
Net decrease	(7,116,594)	(2,784,027)
Net assets available for benefits:
Beginning of year	294,807,260	297,591,287
End of year	$287,690,666	$294,807,260

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the "Plan") is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company ("State Auto Mutual") and its affiliates for the purpose of providing a savings plan for the benefit of its employees. In 2010, the Plan was amended to change the Plan's sponsor from State Auto Mutual to its affiliate, State Auto Property & Casualty Insurance Company (the "Company"), the employer of all participants in the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first day of the pay period coincident with or after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 within the first calendar year that commences after the employee’s hire date or the employee’s attainment of age 20. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements.

Contributions

Each participant may contribute any whole percentage between 1% and 50% of his or her salary ("basic contribution") up to the maximum Internal Revenue Code (the "Code") limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan and who do not affirmatively elect a different contribution percentage contribute 3% of their salary with automatic increases to 4% in the first plan year following enrollment, 5% in the second plan year following enrollment and 6% in the third and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective June 30, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Board of Directors of the Company and can be changed at its discretion.

All Plan participants who are 50 and older as of the beginning of the calendar year, or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $18,000 for 2016 and 2015, may make additional “Catch-up Contributions” of up to $6,000 for 2016 and 2015.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements for vesting will forfeit the unvested portion of their account. In addition, employer matching contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses is first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions. Forfeitures of $82,248 and $152,552 were used to reduce the Company’s contributions during 2016 and 2015, respectively. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $386,184 and $218,052, respectively.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2016

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with applicable participant loan or Qualified Domestic Relations Order ("QDRO") processing fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants ("loans") are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current Reuters prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of participant loan and QDRO processing fees are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account prior to January 1, 2008, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2016

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2016 and 2015 consisted of shares of registered investment companies, a money market fund, common/collective trusts, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated stock”) and self-directed brokerage accounts. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

Reclassification

Certain amounts in the 2015 financial statements have been reclassified to conform to the 2016 presentation.

Adoption of Recent Accounting Pronouncements

The FASB issued Accounting Standards Update ("ASU") 2015-12, "Plan Accounting: Defined Contribution Pension Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date - Practical Expedient". ASU 2015-12 simplifies disclosures and reporting by employee benefit plans. ASU 2015-12 is effective for fiscal years beginning December 15, 2015, with earlier adoption permitted. The Plan elected to early adopt Part II of this guidance in 2015; in 2016, the Plan adopted Part I of the ASU applied retrospectively to all periods presented. Part III is not applicable to the Plan.

Additionally, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent).” ASU 2015-07 simplifies disclosures and reporting on investments valued at net asset value as a practical expedient. The Plan has elected to adopt ASU 2015-07, applied retrospectively to all periods presented, during 2016. This change has no impact on net assets available for benefits.

3. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2016 and 2015.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2016

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016:

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Money market: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•
Common/collective trusts: The common/collective trusts are public investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no unfunded commitments related to the common collective trusts and units are redeemable at NAV on a daily basis.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

•
Self-directed brokerage accounts: The self-directed brokerage accounts are comprised primarily of common stock, government and corporate bonds, registered investment companies and interest-bearing cash. The fair value of common stock, corporate and government bonds and registered investment companies, is based on observable market price for an identical asset in an active market and is classified within Level 1 of the fair value hierarchy. The carrying value of the interest-bearing cash approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2016 and 2015:

At December 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Registered investment companies	$203,044,410	$203,044,410	$—	$—
Money market	8,965,808	8,965,808	—	—
Self-directed brokerage accounts	4,644,324	4,644,324	—	—
Affiliated stock	2,076,151	2,076,151	—	—
Total assets in the fair value hierarchy	218,730,693	218,730,693	—	—
Investments measured at net asset value	64,702,345	—	—	—
Total investments at fair value	$283,433,038	$218,730,693	$—	$—

At December 31, 2015	Total	(Level 1)	(Level 2)	(Level 3)
Registered investment companies	$201,802,721	$201,802,721	$—	$—
Money market	8,277,104	8,277,104	—	—
Self-directed brokerage accounts	3,177,406	3,177,406	—	—
Affiliated stock	1,886,110	1,886,110	—	—
Total assets in the fair value hierarchy	215,143,341	215,143,341	—	—
Investments measured at net asset value	75,147,949	—	—	—
Total investments at fair value	$290,291,290	$215,143,341	$—	$—

4. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated January 19, 2016, stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2016

5. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2016	2015
Net assets available for benefits per the financial statements	$287,690,666	$294,807,260
Adjustments for loans deemed distributed without post default payments	(60,436)	(2,613)
Adjustments from contract value to fair value for common collective trusts	37,128	102,904
Net assets available for benefits per the Form 5500	$287,667,358	$294,907,551

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2016	2015
Net decrease in net assets available for benefits per the financial statements	$(7,116,594)	$(2,784,027)
Adjustments for loans deemed distributed without post default payments:
Current year	(60,436)	(2,613)
Prior year	2,613	2,531
Adjustments from fair value to contract value for common collective trusts:
Current year	37,128	102,904
Prior year	(102,904)	(243,925)
Net decrease in net assets available for benefits per Form 5500	$(7,240,193)	$(2,925,130)

6. Transactions with Parties-In-Interest

The Plan invests in certain investments managed by Fidelity Management Trust Company, trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated stock.

Supplemental
Schedule

State Auto Insurance Companies Retirement Savings Plan
EIN: 57-6010814 PN: 004
Form 5500 Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	MFS Value Fund Class R6	594,438	$21,429,494
*	Fidelity 500 Index Institutional Fund	207,155	16,230,562
	T. Rowe Price Blue Chip Growth	175,024	12,708,457
	Vanguard Institutional Class Total Return Income	53,633	1,085,001
*	Fidelity Extended Market Index Fund - PR	89,505	4,971,128
	Meridian Growth Institutional Class	189,276	6,713,629
	American Beacon Small Cap Value Institutional Class	216,167	5,972,687
	MFS Institutional International Equity	586,101	11,874,398
	Vanguard Institutional Target RET 2010	134,478	2,717,809
	Vanguard Institutional Target RET 2015	314,941	6,346,059
	Vanguard Institutional Target RET 2020	1,015,218	20,446,490
	Vanguard Institutional Target RET 2025	1,205,966	24,251,972
	Vanguard Institutional Target RET 2030	1,222,652	24,514,163
	Vanguard Institutional Target RET 2035	842,478	16,849,556
	Vanguard Institutional Target RET 2040	574,742	11,460,350
	Vanguard Institutional Target RET 2045	428,119	8,549,535
	Vanguard Institutional Target RET 2050	248,110	4,957,231
	Vanguard Institutional Target RET 2055	90,460	1,810,114
	Vanguard Institutional Target RET 2060	7,793	155,775
			$203,044,410
	Money Market:
*	Fidelity Government Money Market Fund - Premium Class	8,965,808	$8,965,808
	Investment in Common/Collective Trusts:
*	Fidelity Contrafund Commingled Pool	3,217,777	$38,677,683
	FIAM Core Plus Commingled Pool Class E	508,330	9,632,848
*	Fidelity Managed Income Portfolio	15,087,042	15,087,042
	BlackRock MSCI ACWI ex-U.S. Index Non-Lendable Fund M	37,609	436,953
	U.S. Debt Index Non-Lendable Fund M	80,788	867,819
			$64,702,345
	Affiliated Stock:
*	State Auto Financial Corporation	77,389	$2,074,806
	Stock Purchase Account (1)	—	1,345
			$2,076,151
	Self-directed Brokerage Accounts	—	$4,644,324
*	Notes Receivable from Participants (interest rate 3.25% to 3.50%)	—	$4,257,628
	Total		$287,690,666

*	Indicates a party-in-interest to the Plan.
(1)
The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

	Note: Column (d) is not applicable for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

By:	/s/ Steven E. English
Steven E. English
Senior Vice President and Chief Financial Officer

By:	/s/ Melissa A. Centers
Melissa A. Centers
Senior Vice President, Secretary and General Counsel
Date: June 20, 2017

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein